SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                SCHEDULE 13D
                              Amendment No. 22

                  Under the Securities Exchange Act of 1934

                               TOYS "R" US, INC.
                               (Name of Issuer)
                    Common Stock, par value $.10 per share
                       (Title of Class and Securities)

                                   892335-10-0
                         (CUSIP Number of Class of Securities)

                          Hilda Kirschbaum Gerstein
                      President and Chief Executive Officer
                          Petrie Stores Corporation
                            70 Enterprise Avenue
                         Secaucus, New Jersey  07094
                                201-866-3600
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                              Alan C. Myers, Esq.
                       Skadden, Arps, Slate, Meagher & Flom
                               919 Third Avenue
                            New York, New York  10022
                                 (212) 735-3000

                                April 19, 1995
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
          box:                                               ___
                                                            |___|
          Check the following box if a fee is being paid with this
          statement:                                         ___
                                                            |___|

                                 SCHEDULE 13D

           CUSIP NO. 892335-10-0

            1  NAMES OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                    Petrie Stores Corporation
                                     36-213-7966

            2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
                                                           (a)  ( )
                                                           (b)  ( )

            3  SEC USE ONLY

            4  SOURCE OF FUNDS*

            5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

            6  CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York

                                   7 SOLE VOTING POWER
                                          15,902,702
                 NUMBER OF
                  SHARES           8 SHARED VOTING POWER
               BENEFICIALLY               0
                 OWNED BY
                   EACH            9 SOLE DISPOSITIVE POWER
                 REPORTING                4,199,646
                  PERSON
                   WITH
                                  10  SHARED DISPOSITIVE POWER
                                         11,703,056

           11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    15,902,702

           12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
               SHARES                                  ( )

           13  PERCENT  CLASS REPRESENTED BY AMOUNT IN ROW 11
                    5.7%

           14  TYPE OF REPORTING PERSON*

                    CO


               This Amendment No. 22 amends and supplements the Statement on Schedule 13D, dated December 17, 1982, as heretofore amended (the "Statement"), filed with the Securities and Exchange Commission (the "Commission") by Petrie Stores Corporation, a New York corporation ("Petrie"), relating to Petrie's ownership of shares of common stock, par value $.10 per share (the "Shares"), of Toys "R" Us, Inc., a Delaware corporation (the "Issuer"). Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in this Statement.

          Item 5.   Interest in Securities of the Issuer.

               Item 5 is hereby amended as follows:

               (a)-(c) Between March 29, 1995 and April 19, 1995, the Estate of Milton Petrie (the "Estate") sold an aggregate of 2,791,200 Shares in open market transactions for a total consideration of $71,585,475 as more fully set forth in Schedule I hereto. As of the close of business on April 19, 1995, the Estate beneficially owned 6,461,737 Shares, representing approximately 2.3 percent of the 279,789,866 Shares issued and outstanding on January 28, 1995 (as reported to Petrie by the Issuer).

               To the best of Petrie's knowledge, the Estate has sole voting and dispositive power with respect to all Shares held thereby.


                              SCHEDULE I

               Set forth below are the dates, the number of Shares and the price per Share for the Shares sold by the Estate in the open market between March 29, 1995 and April 19, 1995.

          Transaction         Price Per               Number of
          Date                Share*                   Shares

          March 29, 1995       $25.25                  1,600

          March 29, 1995       $25.125               248,400

          March 29, 1995       $25.00                250,000

          March 29, 1995       $25.25                  2,000

          March 29, 1995       $25.125                50,000

          March 29, 1995       $25.00                148,000

          March 30, 1995       $25.25                200,000

          March 30, 1995       $25.375               160,000

          March 30, 1995       $25.50                105,000

          March 30, 1995       $25.625                35,000

          March 31, 1995       $25.875                61,600

          March 31, 1995       $25.75                400,200

          April 3, 1995        $26.00                182,600

          April 3, 1995        $26.25                127,100

          April 3, 1995        $26.125               149,000

          April 4, 1995        $26.125               215,000

          April 4, 1995        $26.25                 85,000

          April 5, 1995        $26.125                 7,400

          April 6, 1995        $26.00                 27,400

          April 7, 1995        $26.00                 25,000

          April 10, 1995       $26.00                 64,000

          April 11, 1995       $26.00                 10,600

          April 12, 1995       $26.00                102,800

          April 13, 1995       $26.00                  5,000

          April 18, 1995       $26.00                 28,500

          April 19, 1995       $26.00                100,000


           *Excluding
            commissions




                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  April 20, 1995

                              PETRIE STORES CORPORATION

                              By: /s/ Stephanie R. Joseph
                                  Stephanie R. Joseph
                                  Secretary and Principal
                                  Legal Officer